UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
Report on Form 6-K for March 7, 2011
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures:
Sasol limited interim financial results for the six months ended 31
December 2010

SOL – Sasol - Sasol Limited interim financial results for the six months ended 31
December 2010
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
sasol limited interim financial results
for the six months ended 31 December 2010
focused strategy delivering solid results
Driven by innovation, Sasol is an international integrated energy and chemicals company that creates value through its proven alternative fuel technology and talented people to provide sustainable energy solutions to the world
-     Headline earnings per share increased by 22% to R12,97
-     Group cash fixed costs down in real terms
-     Interim dividend increased by 11% to R3,10 per share
-     Cash generated by operations increased by 65% to R15,1 billion
-     First BEE listing and Ixia BEE transaction successfully
concluded
-     Strengthened focus on safety
-     Local and international investments drive growth

Significant growth investments

South Africa
R billion
Wax expansion 8,4
Mine replacement 8,0
Secunda growth phase 1 7,8
Synfuels gasifiers and 17th reformer 3,4
Ethylene purification unit 1,9
Sasolburg electricity generation 1,6
International
R billion
Acquisition of Canadian gas reserves 7,5
Tetramerisation 1,5
Mozambique CPF expansion 1,4

Estimated total capital and business acquisition expenditure for 2011 – R23 billion*

Segment report
for the period ended

Turnover
R million
Business unit
analysis
Operating profit
R million
full
year
30 Jun 10
Audited
half
year
31 Dec 09
Reviewed
half
year
31 Dec 10
Reviewed
half
year
31 Dec 10
Reviewed
half
year
31 Dec 09
Reviewed
full
year
30 Jun
10
Audited
95 538 45 899 48 005
South African
energy
cluster
7 447 8 097 17 808
7 863 3 623 4 263 - Mining 140 170 815
5 371 2 582 2 697 - Gas 1 282 1 178 2 479
33 893             16 370 15 664 - Synfuels 5 389 6 072 13 175
48 411             23 324 25 381 - Oil 665 680 1 364
– – – - Other (29) (3) (25)
3 967 1 926 2 824
International
energy
cluster 872 343 468
2 282 1 098 1 846
- Synfuels
International               539 112 131
1 685 828 978
- Petroleum
International                333 231 337
71 577              33 734 39 637
Chemical
cluster
3 453 1 463 5 496
14 321              6 408 8 234 - Polymers 574 (137) 958
15 765              7 498 8 120 - Solvents 440 204 1 154
25 283              11 507 14 636
- Olefins &
Surfactants                1 600
904 2 492
16 208              8 321 8 647
- Other
chemical
businesses
839 492 892
5 420 2 851 3 801
- Other
businesses 246 565 165
176 502             84 410 94 267 12 018 10 468 23 937
(54 246)            (26 338) (27 035)
Intercompany
turnover
122 256            58 072 67 232
Overview
Chief executive, Pat Davies says:
“Sasol continued to deliver on its strategy by further improving the operational and cost performance of our existing assets, while progressing growth opportunities that are based on our proprietary technology. The recent significant shale gas acquisition made in Canada accelerates our upstream gas and GTL growth focus. Furthermore, our deleveraged balance sheet allows us to consider a range of other growth opportunities.”

Earnings attributable to shareholders for the six months ended 31 December 2010 increased by 21% to R7,6 billion from R6,3 billion in the prior year† while headline earnings per share and earnings per share increased by 22% to R12,97 and by 20% to R12,68, respectively, over the same period.
Operating profit of R12,0 billion increased by 15% compared with the prior year.
Operating profit was positively impacted by higher average crude oil prices
(average dated Brent was US$81,68/barrel in 2010 compared with US$71,42/barrel in
2009) and chemical product prices. However, a 7% stronger average rand/US dollar exchange rate (R7,11/US$ in 2010 compared with R7,64/US$ in 2009) partially offset the benefits of the higher average crude oil prices. Overall, group production volumes declined by 4% from the prior year primarily due to the Sasol Synfuels’
major planned outage, however, the majority of our other businesses reflected improved volumes. Cash fixed costs were down in real terms through our continued
focus on cost containment.

The operating profit in the current period was negatively impacted by once-off charges compared with the prior year. These once-off charges include competition related administrative penalties of R112 million, the Escravos gas-to-liquids
(EGTL) partial impairment of R123 million and the Ixia Coal BEE transaction share-
based payment expense of R565 million. The current period also includes a Sasol
Inzalo BEE share-based payment expense of R432 million compared with R400 million in the prior year.
The decrease in the effective tax rate from 36,0% to 33,7% resulted due to decreases in foreign tax rates, partly offset by competition related administrative penalties and share-based payment expenses compared with the prior year, both of which are not deductible for tax purposes.

Cash flow generated by operating activities was R15,1 billion compared with R9,2 billion in the prior year. This was mainly due to increased operating profits and reduced working capital, both as a result of price and volume effects. Progress was made on the group’s pipeline of growth projects, resulting in capital expenditure of R9,2 billion for the period.
†All comparisons refer to the prior year comparable period unless otherwise stated.

Chief financial officer, Christine Ramon says:
“Amidst a recovering global economy, our continued focus on operational efficiency, cost containment and business improvement plans has enabled us to sustain robust businesses with healthy margins. Our strong financial position is underpinned by strong cash generation, which allows for the advancement of selected growth opportunities, while maintaining a buffer for volatility given that the rand strength remains the biggest risk to our earnings. In line with our progressive dividend policy, we have enhanced shareholder returns by increasing the interim dividend.”

Robust performance from existing operations
South African energy cluster
Sasol Mining – higher US dollar coal prices
Operating profit of R705 million, excluding the once-off Ixia Coal transaction share-based payment expense of R565 million, was 315% higher than the prior year.

Although production and sales volumes decreased due to the planned Sasol Synfuels’
outage and adverse geological conditions, higher US dollar export coal prices as well as sales prices to Sasol Synfuels contributed to an improved operating profit. This improvement, however, was partially offset by a stronger rand/US dollar exchange rate and stock effects.
Sasol Gas – improved sales volumes
Operating profit increased by 9% to R1 282 million compared with the prior year mainly as a result of improved sales volumes, despite lower gas prices due to the stronger rand/US dollar exchange rate. The increased sales volumes were supported by the start-up of a new compressor in Mozambique.
Sasol Synfuels – major planned outage impacts production volumes
Sasol Synfuels’ operating profit decreased by 11% to R5 389 million compared with the prior year. Production volumes were 7,5% lower than the prior year due to the largest maintenance outage in Sasol Synfuels’ history as well as subsequent instabilities experienced. Operating profits were further negatively impacted by higher feedstock and energy costs; however, these were partially offset by higher average oil prices resulting in favourable product prices. Open cycle gas turbines were successfully commissioned during July 2010, making available an additional
200 megawatts of electricity generation capacity for the Sasol Synfuels operations, thereby significantly reducing the impact of abnormal electricity price increases on the Sasol Synfuels’ unit cost.
Sasol Oil – increased sales volumes supported by higher wholesale margins
Operating profit decreased by 2% to R665 million compared with the prior year.
Higher sales volumes resulted from increased direct sales at service stations and from commercial customers, in part due to the 2010 Soccer World Cup. Wholesale margins were also higher. This effect was, however, negated by the stronger rand/US dollar exchange rate as well as by lower refining margins. During the period, five new retail convenience centres were opened.
International energy cluster
Sasol Synfuels International (SSI) – increased production at Oryx GTL
SSI’s operating profit increased by 381% to R539 million compared with the prior year. This was mainly due to increased production at the Oryx gas-to-liquids (GTL)
plant in Qatar and higher crude oil prices which were partly negated by a stronger rand/US dollar exchange rate. The Oryx GTL plant is producing well, achieving record daily production levels, at times above 100% of design capacity, during the first half of the 2011 financial year. The 10% debottlenecking project is being implemented as planned.
In addition, due to various factors impacting on our participation in the EGTL project, we have decided to partially impair our EGTL investment by R123 million during the period.

Sasol Petroleum International (SPI) – higher oil and gas prices, improved
Mozambican volumes
Operating profit increased by 44% to R333 million compared with the prior year, mainly due to higher oil and gas prices and positive foreign exchange translation effects from foreign operations. Sales volumes from our Temane operations increased; however, the favourable impact was partially offset by lower sales volumes from our Etame venture. Exploration expenditure was higher during the period. Work on the expansion of the onshore gas production facilities in Pande and Temane, Mozambique, to increase the current annual production capacity from
120 million gigajoules to 183 million gigajoules, is progressing according to schedule.
Chemical cluster
Sasol Polymers – international polymer prices recovering
Sasol Polymers reflected an operating profit of R574 million compared with an operating loss of R137 million for the prior year. Operating profit was positively impacted by a 9% increase in production volumes from our local operations and a
26% increase from our offshore operations. The recovery in international polymer prices also contributed positively to the increase in operating profit, which was partially offset by the stronger rand/US dollar exchange rate. Arya Sasol Polymer
Company contributed positively with an average capacity utilisation of 71% for the period. Our offshore operations contributed R761 million to the operating profit.
Included in operating profit is a once-off administrative penalty of R112 million payable to the South African Competition Commission.

Sasol Solvents – improved margins
Operating profit increased by 116% to R440 million compared with the prior year.
This is mainly due to improved margins, resulting from higher prevailing product prices coupled with cost savings. The increased operating profit was, however, partially offset by a stronger rand against the US dollar. Production volumes reflected a decline compared with the prior year as a result of scheduled outages at production facilities.
Sasol Olefins & Surfactants (Sasol O&S) – robust demand and improved margins
Operating profit increased by 77% to R1 600 million compared with the prior year, mainly as a result of robust demand in most of the Sasol O&S markets as well as improved margins. The increase in operating profit from our foreign operations was partially offset by foreign currency translation effects.
Other chemical businesses – improved sales volumes in European and South African wax and explosives markets
Operating profit increased by 71% to R839 million compared with the prior year.
Sales volumes in the European and South African wax and explosives markets improved on the back of increased demand. Lower fertiliser sales volumes were experienced due to the impacts associated with the required exit from the retail fertiliser business as well as inclement weather. The improvement in operating profits was diluted by the stronger rand/US dollar exchange rate. Cost control and restructuring have remained a key focus area for our other chemical businesses, in particular for Sasol Nitro.

Competition law compliance
We continue to focus on enhancing Sasol’s competition law compliance processes and systems throughout the group.
There are matters that remain subject to investigation. The South African
Competition Commission (the Commission) has initiated investigations in respect of some of the industries in which Sasol participates, including the South African piped gas, petroleum, fertiliser, wax and polymer industries.

Subsequent to the Commission having referred complaints of excessive pricing of polypropylene and propylene in the domestic South African market and of price fixing in respect of polypropylene to the Competition Tribunal (the Tribunal),
Sasol Polymers, a division of Sasol Chemical Industries Limited (SCI), on 14
December 2010, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement (the Supply Agreement) with Safripol. At the time of concluding the Supply Agreement in 1993, neither party understood this pricing formula to give rise to competition law concerns. However, the Commission, in terms of the current Competition Act, found that the pricing formula, which required the exchange of pricing information amounts to indirect price fixing.
This contravention is technical in nature and given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers has therefore agreed to pay a penalty of R112 million, which represents 3% of Sasol
Polymers’ turnover derived from its sale of polypropylene products for the 2009 financial year. The settlement agreement is in full and final settlement of the
Commission's allegations that the pricing formula gave rise to indirect price fixing. Sasol Polymers and Safripol have also reached agreement on key terms that are to govern the future monomer supply relationship between the parties, which we consider to be fully compliant from a competition law perspective. The settlement agreement was confirmed by the Tribunal on 24 February 2011.

Sasol Polymers does not agree with the Commission's contention that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive and consequently, the Commission's allegations in respect of excessive pricing do not form any part of the settlement agreement concluded between the parties.

On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited
(CEPR) and Spring Lights Gas (Pty) Limited (Spring Lights) constituted contraventions of the Competition Act (the Act), Sasol Gas applied for leniency in terms of the Commission’s corporate leniency policy and obtained conditional leniency. On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. The settlement agreement was referred to the Tribunal on 1 September 2010 for confirmation but the matter was postponed sine die to enable the Commission to make a ruling on an exemption application of Spring Lights.

We continue to interact and cooperate with the Commission in respect of the leniency applications as well as in the areas that are subject to Competition
Commission investigations. As and when appropriate, we will make further announcements in respect of material matters.
Sustaining Sasol into the future
Developments in the sustainable development area include the following:
-    In July 2010, we concluded an agreement with Gassnova SF, a
Norwegian state-owned enterprise responsible for managing
carbon capture and storage (CCS). This agreement allows us to participate in the European CO2
Technology Centre Mongstad,
currently under construction in Norway.
-    In September 2010, we concluded the Ixia Coal transaction in line with Sasol Mining’s empowerment strategy and its

commitment to comply with the objectives of the Mineral and
Petroleum Resources Development Act as well as the Mining
Charter. This transaction results in Ixia Coal Funding (Pty)
Limited, a subsidiary of Ixia Coal (Pty) Limited, acquiring a
20% shareholding in Sasol Mining for a purchase consideration of R1,8 billion.
-    The recordable case rate for employees and service providers, including injuries and illnesses, improved by 8% from 0,51 at
30 June 2010 to 0,47 at 31 December 2010. However, we have had too many tragic incidents and a new and substantial safety
improvement plan is currently being implemented.
-    In February 2011, we listed the Sasol BEE Ordinary shares on the JSE Limited’s main board. This trading facility provides many Sasol Inzalo shareholders access to a regulated market in line with our commitment to broad-based shareholder
development.
Acquisitions and projects progressing
Acquisitions in support of our GTL proposition are advancing, supported by our strong cash flow generation and balance sheet which provide a solid platform for growth:
-     In December 2010, Sasol signed an agreement with Talisman
Energy Inc. (Talisman), a Canadian-based company, to acquire a
50% stake in their Farrell Creek shale gas assets located in the Montney Basin, of British Columbia, for an amount of R7,1 billion. Talisman will retain the remaining 50% interest and continue as operator of the Farrell Creek assets which cover over 51 000 acres of land and which also include associated gas gathering systems and processing facilities.
-     In December 2009, the Project Application Report for the China
coal-to-liquids (CTL) plant was submitted to the Chinese
Government for approval. Pending the outcome of this decision, all further project activities have been delayed.
-     The feasibility study for the Uzbekistan GTL plant is
continuing and is expected to be completed by the end of the third quarter of the 2011 financial year.
-    The pre-feasibility study in respect of our Indian CTL project is in its final stages.
-    Sasol Solvents will begin construction of the world’s first commercial ethylene tetramerisation unit at the Sasol O&S, Lake
Charles production site in the United States. The planned
capacity for this facility is 100 000 tons per annum of
combined 1-octene and 1-hexene which are co-monomers used in the plastics industry. Construction is expected to begin in the
2011 calendar year, with beneficial operation expected by the middle of the 2013 calendar year.
-     Construction on the wax production facility in Sasolburg, South
Africa, is progressing according to plan.
Balance sheet remains strong
Gearing at 31 December 2010 of 2,5% (30 June 2010: 1,0%) remained low as a result of improved cash flow generation. This low level of gearing is expected to be maintained in the short-term, but is likely to return to within our targeted range of 20% to 40% in the medium term as our large capital intensive growth programme and gas acquisition strategy gains momentum. At the annual general meeting of 26
November 2010, shareholders renewed their authority to the Sasol directors to buy back up to 10% of Sasol’s issued share capital (excluding the preferred ordinary and Sasol BEE ordinary shares) for a further 12 months. No shares were repurchased during the current period.

Profit outlook* – improved operational performance, uncertain macro economic conditions
Signs of recovery have been seen in some developed economies, albeit at a sluggish pace, and downside risks remain. Financial stability experienced a setback as market volatility increased and investor confidence decreased, especially in the
European markets with the selling off of sovereign debt. However product prices and the demand for chemical products have shown significant improvement. Crude oil prices have been increasing steadily supported by geopolitics in the Middle
East/North Africa and growing risks to supply, offsetting the negative impact of the rand/US dollar exchange rate. The further strengthening of the rand/US dollar exchange rate remains the single biggest external factor exerting pressure on our profitability.

We remain on track to deliver on our expectations for an improved operational performance and to contain cost increases to within inflationary levels for the full year. We anticipate that Sasol Synfuels’ production volumes will be marginally lower than that of the previous year, taking into account the major planned maintenance outage which was undertaken in September 2010. We expect to maintain Oryx GTL and Arya Sasol Polymer Company’s operating rates for the full year. However, in light of the continuing uncertain macro economic conditions and our assumptions in respect of improved crude oil and product prices, weaker refining margins as well as the stronger rand/US dollar exchange rate, our focus remains on factors within our control: volume growth, margin improvement and cost containment. The current volatility and uncertainty of global markets makes it difficult to be more precise in this outlook statement.
The board has decided to increase the interim dividend taking into account the ongoing strength of our financial position and current capital investment plans, as well as the increased earnings and the improved market and economic conditions.
This approach is in line with our progressive dividend policy and our commitment to return value to shareholders.
* In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company’s auditors.
Acquisitions and disposals of businesses
In September 2010, we concluded the Ixia Coal transaction. This transaction results in Ixia Coal Funding (Pty) Limited, a subsidiary of Ixia Coal (Pty)
Limited, acquiring a 20% shareholding in Sasol Mining for a purchase consideration of R1,8 billion. The transaction resulted in a non-controlling interest for the
Sasol group of an effective 10,2% being recognised.

Subsequent events
In January 2011, the Commission withdrew its investigation into the South African coal mining industry.

On 1 March 2011, the suspensive conditions pertaining to the agreement with
Talisman in respect of the acquisition of a 50% stake in their Farrell Creek shale gas assets, were fulfilled and the transaction was completed.

Changes of directors and company secretary
On 26 November 2010, Mr A Jain retired as a non-executive director of Sasol
Limited. On 1 January 2011, Messrs BP Connellan and TA Wixley retired as non-
executive directors of Sasol Limited. The company secretary, Dr NL Joubert, has been appointed the country president, Sasol Canada, and Mr VD Kahla has been appointed as company secretary with effect from 14 March 2011.

Declaration of cash dividend number 63
An interim cash dividend of South African R3,10 per ordinary share (2009: R2,80 per share) has been declared for the six months ended 31 December 2010. The interim cash dividend is payable on all ordinary shares (including the Sasol BEE ordinary shares), excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:
Last day for trading to qualify for and
participate in the interim dividend
(cum dividend) Friday, 1 April 2011
Trading ex dividend commences Monday, 4 April 2011
Record date Friday, 8 April 2011
Dividend payment date Monday, 11 April 2011

Holders of American Depositary Receipts
1
Ex dividend on New York Stock Exchange
(NYSE)
Wednesday, 6 April 2011
Record date Friday, 8 April 2011
Approximate date for currency conversion Tuesday, 12 April 2011
Approximate dividend payment date Thursday, 21 April 2011
1
All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.
On Monday, 11 April 2011, dividends due to certificated shareholders on the South
African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 11 April 2011.

Share certificates may not be dematerialised or re-materialised between Monday,
4 April 2011 and Friday, 8 April 2011, both days inclusive.
On behalf of the board
Ms Hixonia Nyasulu      Chairman
Mr Pat Davies              Chief executive
Ms Christine Ramon      Chief financial officer
Sasol Limited

7 March 2011

The interim financial statements are presented on a condensed consolidated basis.
Statement of financial position
at
31 Dec
10
Reviewed
Rm
31 Dec
09
Reviewed
Rm
30 Jun
10
Audited
Rm
Assets
Property, plant and equipment 74 173 68 807 72 523
Assets under construction 23 038 18 832 21 018
Goodwill 701 790 738
Other intangible assets 1 101 1 026 1 193
Investments in associates 2 978 3 015 3 573
Post-retirement benefit assets 768 782 789
Deferred tax assets 1 003 959 1 099
Other long-term assets 2 042 2 148 1 828
Non-current assets 105 804 96 359 102 761
Assets held for sale 121 19 16
Inventories
16 337              15 898            16 472
Trade and other receivables 20 487 18 962 20 474
Short-term financial assets 40 456 50
Cash restricted for use 2 489 972 1 841
Cash 13 330 15 822 14 870
Current assets 52 804 52 129 53 723
Total assets 158 608 148 488 156 484
Equity and liabilities
Shareholders’ equity 95 876 86 317 94 730
Non-controlling interest 2 550 2 374 2 512
Total equity 98 426 88 691 97 242
Long-term debt 14 319 14 119 14 111
Long-term financial liabilities 59 66 75
Long-term provisions 7 588 5 977 7 013
Post-retirement benefit
obligations
4 529               4 565             4 495
Long-term deferred income 360 277 273
Deferred tax liabilities 11 189 9 578 10 406
Non-current liabilities 38 044 34 582 36 373
Liabilities in disposal groups
held for sale
4 5 4
Short-term debt 1 239 4 671 1 542
Short-term financial liabilities 289 303 357
Other current liabilities 20 393 20 020 20 847
Bank overdraft 213 216 119
Current liabilities 22 138 25 215 22 869
Total equity and liabilities 158 608 148 488 156 484

Statement of cash flows
for the period ended
half year 31
Dec 10
Reviewed Rm
half year 31
Dec 09
Reviewed  Rm
full year 30
Jun 10 Audited
Rm
Cash receipts from customers 66 651 55 868 118 129
Cash paid to suppliers and employees (51 558) (46 679) (90 791)
Cash generated by operating
activities
15 093 9 189 27 338
Finance income received 719 616 1 372
Finance expenses paid (778) (811) (1 781)
Tax paid (2 238) (2 783) (6 040)
Dividends paid (4 713) (3 654) (5 360)
Cash retained from operating
activities
8 083 2 557 15 529
Additions to non-current assets (9 217) (6 573) (16 108)
Disposal of businesses – 13 –
Additional investments in associate – – (1 248)
Other net cash flows from investing
activities
76 (528) 652
Cash utilised in investing
activities (9 141) (7 088) (16 704)
Share capital issued 248 110 204
Contributions from non-controlling
shareholders
27 5 9
Dividends paid to non-controlling
shareholders (313) (222) (318)
Increase/(decrease) in long-term
debt 672 631 (2 567)
Decrease in short-term debt (215) (3) (29)
Cash effect of financing activities 419 521 (2 701)
Translation effects on cash and cash
equivalents of foreign operations
(347) (4) (124)
Decrease in cash and cash
equivalents (986) (4 014) (4 000)
Cash and cash equivalents at
beginning of period
16 592 20 592 20 592
Cash and cash equivalents at end of
period 15 606 16 578 16 592

Income statement
for the period ended
half year 31
Dec 10
Reviewed Rm
half year 31
Dec 09
Reviewed Rm
full year 30
Jun 10 Audited
Rm
Turnover 67 232 58 072 122 256
Cost of sales and services rendered (42 901) (37 529) (79 183)
Gross profit 24 331 20 543 43 073
Other operating income 292 264 854
Marketing and distribution
expenditure (3 350) (3 195) (6 496)
Administrative expenditure (5 612) (4 311) (9 451)
Other operating expenditure (3 643) (2 833) (4 043)
Competition related fines (112) – –
Effect of crude oil hedges (25) (73) (87)
Share-based payment expenses (1 196) (524) (943)
Effect of remeasurement items (177) (105) 46
Translation losses (919) (781) (1 007)
Other expenditure (1 214) (1 350) (2 052)
Operating profit 12 018 10 468 23 937
Finance income 565 626 1 332
Share of profits of associates (net
of tax) 137 57 217
Finance expenses (983) (996) (2 114)
Profit before tax 11 737 10 155 23 372
Taxation (3 953) (3 654) (6 985)
Profit for the period 7 784 6 501 16 387
Attributable to
Owners of Sasol Limited 7 601 6 297 15 941
Non-controlling interest in
subsidiaries
183 204 446
7 784 6 501 16 387
Earnings per share Rand Rand Rand
Basic earnings per share 12,68 10,54 26,68
Diluted earnings per share1 12,69 10,57 26,54
1 Diluted earnings per share are calculated taking the Sasol Share Incentive
Scheme and Sasol Inzalo share transaction into account.

Statement of comprehensive income
for the period ended
half
year 31
Dec 10
Reviewed
Rm
half
year 31
Dec 09
Reviewed
Rm
full
year 30
Jun 10
Audited
Rm
Profit for the period 7 784 6 501 16 387
Other comprehensive income
Effect of translation of foreign
operations
(2 813) (755) (802)
Effect of cash flow hedges (41) 50 13
Investments available-for-sale – 4 4
Tax on other comprehensive income 19 3 8
Other comprehensive income for
the period, net of tax
(2 835) (698) (777)
Total comprehensive income for
the period 4 949 5 803 15 610
Attributable to
Owners of Sasol Limited 4 768 5 594 15 171
Non-controlling interests in
subsidiaries 181 209 439
4 949 5 803 15 610
Statement of changes in equity
for the period ended
  half year
31 Dec 10
Reviewed
Rm
half year 31
Dec 09
Reviewed Rm
full year 30
Jun 10
Audited
Rm
Opening balance 97 242 86 217 86 217
Shares issued during period 248 110 204
Share-based payment expenses 1 017 432 880
Disposal of businesses (4) – –
Change in shareholding of
subsidiaries – 5 9
Total comprehensive income for
the period
4 949 5 803 15 610
Dividends paid (4 713) (3 654) (5 360)
Dividends paid to non-controlling
shareholders in subsidiaries
(313) (222) (318)
Closing balance 98 426 88 691 97 242
Comprising

Share capital 27 477 27 135 27 229
Share repurchase programme (2 641) (2 641) (2 641)
Sasol Inzalo share transaction (22 054) (22 054) (22 054)
Retained earnings 88 298 77 525 85 463
Share-based payment reserve 7 613 6 265 6 713
Foreign currency translation
reserve
(2 676) 184 137
Investment fair value reserve 5 6 5
Cash flow hedge accounting
reserve
(146) (103) (122)
Shareholders’ equity 95 876 86 317 94 730
Non-controlling interest in
subsidiaries 2 550 2 374 2 512
Total equity 98 426 88 691 97 242
Salient features
for the period ended
   half year
31 Dec 10
   half year
31 Dec 09
full year 30
Jun 10
Selected ratios
Return on equity % 16,7* 14,8* 17,9
Return on total assets % 16,6* 15,2* 16,9
Operating margin % 17,9 18,0 19,6
Finance expense cover times 16,3 13,7 14,3
Dividend cover times 4,2 3,9 2,5
*Annualised
Share statistics
Total shares in issue
million
669,7                  666,8
667,7
Treasury shares (share
repurchase programme)
million                           8,8                      8,8                          8,8
Weighted average number of
shares
million                       599,6                  597,2                      597,6
Diluted weighted average
number of shares
million                       614,4                  614,8                      615,5
Share price (closing) Rand 346,28 298,00 274,60
Market capitalisation Rm 231 904 198 706 183 350
Net asset value per share Rand 160,38 145,09 159,00
Dividend per share Rand 3,10 2,80 10,50
Other financial information
Total debt (including bank
overdraft)
– interest bearing Rm 15 142 18 373 15 047
– non-interest bearing Rm 629 633 725
Finance expense capitalised Rm 28 20 58
Capital commitments Rm 43 662 34 202 46 497
– authorised and contracted Rm 31 840 27 272 31 553
– authorised, not yet
contracted
Rm 34 440 25 341 35 769
– less expenditure to date Rm (22 618) (18 411) (20 825)
Guarantees and contingent

liabilities
– total amount
Rm 20 284 27 856 22 003
– liability included in the
statement of financial
position
Rm 10 207 14 200 10 288
Significant items in
operating profit
– employee costs Rm 8 676 8 151 17 546
– depreciation and
amortisation of non-current
assets
Rm 3 537 3 153 6 712
– share-based payment
expenses
Rm                             1 196
524 943
Sasol share incentive
schemes Rm
199 124 119
Sasol Inzalo share
transaction
Rm                                432
400 824
Ixia Coal transaction Rm 565 – –
Effective tax rate1% 33,7 36,0 29,9
Number of permanent
employees number 32 874 33 318 33 339
Average number of employees2                  number
33 845 34 118 33 394
Average crude oil price –
dated Brent
US$/
barrel                        81,68
71,42                        74,37
Average rand/US$ exchange
rate
1US$ =
Rand
7,11                   7,64
7,59
Closing rand/US$ exchange
rate
1US$ =
Rand                           6,62
7,41 7,67
1 Decrease in effective tax rate as
a result of the decrease in foreign
tax rates in the current period.
2 Average employees’ numbers include
executive directors, employees of
subsidiary companies and our share
of proportionately consolidated
entities and operations. Part time
employees and hired labour are
included on a full time equivalent
basis. People employed by
contractors are not included.
Reconciliation of headline
earnings Rm Rm Rm
Profit for the period
attributable to
owners of Sasol Limited 7 601 6 297 15 941
Effect of remeasurement
items
177 105 (46)
Impairment of assets 161 47 110

Reversal of impairment (31) – (365)
(Profit)/loss on disposal of
business (3) 5 5
Profit on disposal of
associate
(6) (7) (7)
(Profit)/loss on disposal of
assets (10) 1 (3)
Scrapping of non-current
assets 66 59 156
Write off of unsuccessful
exploration wells
– – 58
Tax effects and non-
controlling interests (3) (29)                          (19)
Headline earnings 7 775 6 373 15 876
Remeasurement items per above
Mining (1) 4 1
Gas 7 – –
Synfuels 34 15 58
Oil (7) 2 10
Synfuels International 133 – 4
Petroleum International 1 – 108
Polymers 10 16 14
Solvents 32 37 58
Olefins & Surfactants (23) 19 (344)
Other chemical businesses (14) 8 21
Nitro (8) 13 26
Wax (6) (5) (5)
Infrachem – – (1)
Merisol – – 1
Other businesses 5 4 24
Remeasurement items 177 105 (46)
Headline earnings per share                         Rand 12,97 10,67 26,57
Diluted headline earnings
per share
Rand 12,98 10,69 26,44
The reader is referred to the definitions contained in the 2010 Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31
December 2010 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (in particular International
Accounting Standard 34 Interim Financial Reporting), the AC500 Standards as issued by the Accounting Practices Board or its successor and the South African Companies
Act, 1973, as amended.

The accounting policies applied in the presentation of the interim financial results are consistent with those applied for the year ended 30 June 2010 and are in terms of IFRS, except as follows:
Sasol Limited has early adopted the following standards, which did not have a significant impact on the financial results:
-     IFRS 2 (Amendment), Group Cash-settled Share-based Payment
Transactions.
-     IFRS 7, Financial Instruments: Disclosures – Transfer of
financial assets.
-     Various Improvements to IFRSs.

Sasol has adopted Various Improvements to IFRSs - IAS 27, Consolidated and
Separate Financial Statements, effective 1 July 2010, which did not have a significant impact on the financial results.

These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial results are presented in rand, which is Sasol Limited’s functional and presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2010
On 12 August 2010, the Commission announced that it had referred its complaints of excessive pricing of polypropylene and propylene in the domestic South African market against SCI and of price fixing in respect of polypropylene against SCI and
Safripol to the Tribunal for adjudication. On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement with Safripol and agreed to pay a penalty of R112 million. A liability has been recognised in this respect at 31
December 2010. (Refer to competition law compliance matters above).
Independent review by the auditors
The condensed consolidated statement of financial position at 31 December 2010 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six months then ended were reviewed by KPMG Inc.
The individual auditor assigned to perform the review is
Mr CH Basson. Their unmodified review report is available for inspection at the registered office of the company.
Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects,

developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”,
“will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-
looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on
Form 20-F filed on 28 September 2010 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not under take any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.
Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001, PO Box 61051, Marshalltown 2107, South
Africa
Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
Sponsor: Deutsche Securities (SA) (Pty) Limited

Directors (non-executive): Ms TH Nyasulu (Chairman), Mr C Beggs*, Mr HG Dijkgraaf
(Dutch)*, Dr MSV Gantsho*, Mr GA Lewin (Australian)*, Ms IN Mkhize*,
Mr MJN Njeke*, Prof JE Schrempp (German)^
(executive): Mr LPA Davies (Chief executive), Ms KC Ramon (Chief financial officer), Ms VN Fakude
*Independent ^Lead independent director
Company secretary: Dr NL Joubert

Company registration number: 1979/003231/06, incorporated in the Republic of South
Africa

JSE
NYSE
Sasol Ordinary shares:
Share code: SOL SSL
ISIN code: ZAE000006896        US8038663006
Sasol BEE Ordinary shares:
Share code: SOLBE1
ISIN code: ZAE000151817
American depositary receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York,
NY 10286, USA
e-mail: investor.relations@sasol.com
Comprehensive additional information is available on our website: www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2011
By:
/s/ N L Joubert
Name:
Nereus
Louis
Joubert
Title:
Company
Secretary